

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 3, 2021

John J. Suydam
President and Director
Tango Holdings, Inc.
c/o Apollo Global Management, Inc.
9 West 57th Street, 43rd Floor
New York, NY 10019

      Re: Tango Holdings, Inc.
           Registration Statement on Form S-4
           Filed May 7, 2021
           File No. 333-255858

Dear Mr. Suydam:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-4

The Mergers
AGM Unaudited Financial Projections, page 158

1.   We note the statement at the bottom of page 160 that "AGM's stockholders are cautioned not to place undue, if any, reliance on the AGM Supplied Financial Projections." Please delete the words "if any."

Board of Directors and Management After the Mergers, page 175

2.   We note your disclosure that James Belardi will become a director of HoldCo upon closing of the mergers. Please file the written consent of Mr. Belardi as required by Securities Act Rule 438.

Material Tax Consequences of the Mergers
U.S. Federal Income Tax Consequences of the Mergers Generally, page 324

3. We note your disclosure that the tax opinions you describe in this section will be given prior to closing. We also note that your exhibit index does not provide for any tax opinions. Please confirm that you will file the required opinions regarding tax matters or tell us why you believe such opinions are not required. Refer to Item 601(b)(8) of Regulation S-K and Section III.A of Staff Legal Bulletin No. 19.

Unaudited Pro Forma Condensed Combined Financial Information
8. Adjustments to Unaudited Pro Forma Condensed Combined Statement of Operations
(N) Adjustments to recalculate the Pro Forma Earnings Per Share, page 359

4. We note your presentation and computation of pro forma earnings per share. Please revise your disclosures to provide greater clarity into the pro forma adjustments made to the historical shares outstanding in order to recompute the 568.3 million pro forma Class A Common Stock shares outstanding, basic and diluted. To the extent that incremental or share adjustments relate to different steps (e.g., AOG conversion, Transaction Accounting, etc.), disaggregate to show the impact to the denominator associated with each step.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Robert Klein at (202) 551-3847 or Hugh West at (202) 551-3872 if you have questions regarding comments on the financial statements and related matters. Please contact David Lin at (202) 551-3552 or Eric Envall at (202) 551-3234 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Finance